UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25

                        NOTIFICATION OF LATE FILING


(Check One)/ / Form 10-K / / Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

For Period Ending September 30, 1998

           / / Transition Report on Form 10-K
           / / Transition Report on Form 20-F
           / / Transition Report on Form 11-K
           / / Transition Report on Form 10-Q
           / / Transition Report on form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


                              LeCROY CORPORATION
                            Full Name of Registrant


                           Former Name if Applicable



700 Chestnut Ridge Road
Address of Principal Executive Office (Street and Number)

Chestnut Ridge, NY 10977
City, State and Zip Code


PART II- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrants quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date. Based upon a final review of operations for the first quarter additional time is necessary in order to provide a complete and accurate report.


PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      John C. Maag		     	(914)	             	425-2000
      (Name)			        (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months (or for such shorter) Period that the registrant was required to file such reports) been filed?
If answer is no, identify report(s)

                                  							/X/ Yes /  / No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         / / Yes /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             LeCROY CORPORATION
                (Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 1998	    	By: /s/ John C. Maag
					                        John C. Maag
					                        Vice President- Finance, Chief Financial Officer,
					                        Secretary and Treasurer